SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

November 26, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

SAMSUNG ELECTRONICS

November 26, 2007

Merger between the Affiliates

On November 26, 2007, the BOD of Samsung Electronics authorized Samsung Corning Company, Ltd. to be merged into Samsung Corning Precision Glass Co., Ltd.

▫ **Details**

- The merger between two companies aims to secure long-term competitiveness in core display materials.
- The merger of the two companies is an all-stock, non-cash transaction.
  (One share of Samsung Corning Company, Ltd. will be converted to 0.0286915 share of Samsung Corning Precision Glass Co., Ltd)
- The merger is expected to be completed by the end of 2007.

※ There will be no major changes in the shareholding structure after the merger. Previously, Samsung Electronics Co., Ltd. owned 48.36% of shares in Samsung Corning Company, Ltd. and 42.57% of shares in Samsung Corning Precision Glass Co., Ltd. After the merger, Samsung Electronics Co., Ltd. will own 42.64% of shares in Samsung Corning Precision Glass Co., Ltd.

SAMSUNG ELECTRONICS

November 26, 2007

Rescheduling of the partial equity investment plan in S-LCD

On November 26, 2007, the BOD of Samsung Electronics authorized rescheduling of the partial equity investment plan in S-LCD, an affiliate which is a joint venture between Samsung Electronics Co., Ltd. and Sony Corp.

▫ **Details**

- Investment amount: KRW 200 billion
- Expected investment date: By September 30, 2009

* This is the rescheduled plan for the BOD decision on the equity investment of KRW 900 billion on July 14, 2006. The company has completed investment of KRW 700 billion, and reached an agreement with Sony Corp. to invest the remaining KRW 200 billion by September 2009. The investment was initially scheduled to be completed on April 3, 2007.

SAMSUNG
ELECTRONICS

Real estate sales to affiliate

On November 26, 2007, the BOD of Samsung Electronics authorized the sales of real estate to its affiliate, Samsung Corning Precision Glass Co., Ltd.

▫ **Details**

- Contract amount: KRW 196.192 billion
- Expected contract date: November 27, 2007
- BOD decision date: November 26, 2007
- Transaction property: 334,689 square meter of land
  (Tang-jung myun, Asan-si, Chung-chung-nam-do, Korea)
- Purpose of transaction: To provide land to Samsung Corning Precision Glass Co.,Ltd for building the new industrial complex.

SAMSUNG ELECTRONICS

November 26, 2007

Real estate purchase from Affiliate

On November 26, 2007, the BOD of Samsung Electronics authorized the purchase of real estate from its affiliate, Samsung SDI Co., Ltd.

▫ **Details**

- Contract amount: KRW 161.112 billion
- Expected contract date: November 27, 2007
- BOD decision date: November 26, 2007
- Transaction property: 140,088 square meter of land and 100,952 square meter of Building. (Sin-dong, Youngtong-gu, Suwon-si, Kyunggi-do, Korea)
- Purpose of transaction: To acquire the real estate near the company's existing Industrial complex for future business expansion.

END